UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

May 8, 2012

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is information provided by the Company on May 7, 2012 regarding awards under the 2006 Stock Option Plan and grants under the Performance Shares Plan.

Stock Option Grants for 2012

On May 7, 2012, the Board of Directors of Luxottica Group S.p.A. (the “Company”) awarded stock options to employees of the Company and its subsidiaries under the Stock Option Plan approved by the stockholders at the Company’s 2006 ordinary stockholders meeting.

The Board of Directors awarded a total of 2,076,500 stock options to purchase ordinary shares of the Company at exercise prices specified under the Stock Option Plan.  Employees who received awards under the Plan were selected by the Board of Directors, with the recommendation of the Company’s Human Resources Committee, among employees who have been with the Company or its subsidiaries for at least a year.  In granting awards, the Board took into account the role of the employees in the Company or in its subsidiaries and the achievement in the prior year of certain individual performance targets. The options awarded will vest over a three-year period beginning on the grant date. The terms of the stock options granted under the Stock Option Plan are more fully described in Annex E to the proxy statement filed as an exhibit to Form 6-K dated June 12, 2006.  Information on the Plan is also available from the Company’s website at www.luxottica.com.

END

Performance Shares Plan 2012

On May 7, 2012, the Board of Directors of the Company also granted rights under the Performance Shares Plan (the “Plan”) approved by the stockholders at the Company’s 2008 ordinary stockholders meeting. The Plan is reserved for key employees of the Company and its subsidiaries.

The Board of Directors granted a total of 721,200 rights to receive ordinary shares of the Company without consideration (the “Units”), at the end of a three-year vesting period and subject to certain conditions determined by the Company’s Board of Directors.  Employees who received awards under the Plan are senior managers of the Group with highly strategic roles. They were selected by the Board of Directors, with a recommendation of the Company’s Human Resources Committee.  Set forth below are the grants of Units made to officers of the Company who are also Company directors:

Name	Position	No. of Units Granted**	Purchase price (if any)	Market price on grant date	Expiration date of the restriction on selling the instruments
Andrea Guerra	Chief Executive Officer and Director	90,000	N.A.	€28.23	N.A.

Enrico Cavatorta	Group Chief Financial Officer and Director	36,000	N.A.	€28.23	N.A.

** Maximum number of Units granted to each beneficiary. The underlying shares that will be assigned without consideration may vary according to whether and the degree to which the EPS target set by the Board of Directors has been achieved.

In accordance with the 2008 Performance Shares Plan Regulations, each Unit gives the right to receive one Luxottica Group ordinary share without consideration at the end of a three-year period, subject to the achievement of certain aggregate Group consolidated EPS targets for the fiscal year period of 2012 through 2014, as determined by the Board of Directors, solely for the purposes of this Plan.  The terms of the Units awarded under the Plan are more fully described in the amended Annex D to the proxy statement filed as an exhibit to Form 6-K dated April 29, 2008.  Information on the Plan is also available from the Company’s website at www.luxottica.com.

Based on the official price of €28.23 of the Company’s ordinary shares on the MTA (Milan Stock Exchange) on the date of grant, the estimated cost that the Company expects to incur in connection with the 2012 grants is approximately €20 million.

END

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: May 8, 2012		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER